UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014

Commission File Number 001-13422

Agnico Eagle Mines Limited

(Translation of registrant’s name into English)

145 King Street East, Suite 400, Toronto, Ontario M5C 2Y7

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBITS

Exhibit No.	Exhibit Description

99.1	Material Change Report, dated April 25, 2014

99.2	Arrangement Agreement, dated April 16, 2014, between Agnico Eagle Mines Limited, Yamana Gold Inc. and Osisko Mining Corporation

99.3	Joint Acquisition Agreement, dated April 16, 2014, between Agnico Eagle Mines Limited and Yamana Gold Inc.

Exhibit Number 99.1 submitted with this Form 6-K is hereby incorporated into Agnico Eagle Mines Limited’s Registration Statements on Form F-10 (registration no. 333-189715), Form F-3D (registration nos. 333-183723 and 333-190888) and Form S-8 (registration nos. 333-130339 and 333-152004).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGNICO EAGLE MINES LIMITED

Date: April 25, 2014	/s/ R. Gregory Laing
	By:	R. Gregory Laing
	Title:	General Counsel, Senior Vice-President, Legal and
Corporate Secretary